News Release	AMEX, TSX Symbol: NG

Final 2005 Drill Results at Donlin Creek Continue to Confirm High Grade Mineralization

15 November 2005 - Vancouver, NovaGold Resources Inc. (AMEX, TSX: NG)

Highlights

Final results received from 27,000 meter (88,000 ft) 2005 drill program targeted to upgrade inferred gold resources to measured and indicated gold resources, as well as complete geotechnical and condemnation drilling for mine planning

Results continue to confirm geologic model and grades
Drill results highlights include:
DC05-1033 with 4 mineralized intervals totaling 90.0 meters grading 6.4 g/t Au including 70.0 meters grading 7.4 g/t Au
DC05-1063 with 7 mineralized intervals totaling 103.4 meters grading 6.7 g/t Au including intervals of 12.0 meters grading 16.3 g/t Au and 20.7 meters of 7.9 g/t Au
DC05-1065 with 9 mineralized intervals totaling 258.2 meters grading 5.0 g/t Au including intervals of 25.0 meters grading 10.2 g/t Au, 29.7 meters of 7.1 g/t Au, and 65.9 meters of 5.8 g/t Au
DC05-1018 with 8 mineralized intervals totaling 277.5 meters grading 3.59 g/t Au including intervals of 64.7 meters grading 5.4 g/t Au and 28.3 meters of 5.9 g/t Au
Donlin Creek 2005 program anticipated expenditures of approximately $US14 million for drilling, Pre-Feasibility engineering design and environmental baseline data collection

2005 Donlin Creek Infill Program Update

The NovaGold/Placer Dome Donlin Creek Joint Venture continues to advance the Donlin Creek gold project towards feasibility and permitting. The 2005 Donlin Creek work program has three key components: 1) a 27,000 meter (88,000 foot) drill program with 84 infill, geotechnical and condemnation core holes and 25 condemnation/geotechnical reverse circulation holes; 2) detailed engineering and design studies; 3) and preparation of baseline and environmental assessment data for submission of permitting documents.

Final assay results for all remaining holes have now been received. Results from the initial 19 drill holes from the program were released on August 16th 2005 in a NovaGold press release. The primary focus of the infill drill program is to increase the 11.0 million ounce measured and indicated gold mineral resource by upgrading a portion of the existing 14.3 million ounce gold inferred mineral resource. The current drill program and sampling protocol were completed with oversight by qualified person Robert Pease, General Manager, Canada Exploration and Global Major Projects for Placer Dome. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay at Chemex Labs in Vancouver, BC, Canada. Final assay results, from both the Acma and Lewis deposits, are presented in Table 1 below. Composite intervals were calculated by NovaGold based on the drill hole results provided by Placer Dome.

Of particular note are drill holes: DC05-1033 with 4 mineralized intervals totaling 90.0 meters grading 6.4 g/t Au including 70.0 meters grading 7.4 g/t Au; DC05-1063 with 7 mineralized intervals totaling 103.4 meters grading 6.7 g/t Au including intervals of 12.0 meters grading 16.3 g/t Au and 20.7 meters of 7.9 g/t Au; DC05-1065 with 9 mineralized intervals totaling 258.2 meters grading 5.0 g/t Au including intervals of 25.0 meters grading 10.2 g/t Au, 29.7 meters of 7.1 g/t Au, and 65.9 meters of 5.8 g/t Au; and DC05-1018 with 8 mineralized intervals totaling 277.5 meters grading 3.59 g/t Au including intervals of 64.7 meters grading 5.4 g/t Au and 28.3 meters of 5.9 g/t Au. High grade mineralization remains open at depth within the Acma and Lewis deposits.

The results of the 2005 drilling are currently will be incorporated into new 3D rock type and alteration models for the Acma, Lewis and Akivik areas that will be used in an updated resource estimate expected in the first quarter of 2006.

Highlights from continuing engineering studies include: completion and analysis of geotechnical and condemnation drilling, installation and data collection from wind monitoring instruments, and additional metallurgical test work including 14 tonnes of material shipped to PDI lab in Vancouver for continuing bench and pilot test work.

Environmental baseline work continues with additional habitat, fisheries and waste characterization studies along with the on-going water quality studies in preparation for formal permit applications.

About the Donlin Creek Project

The Donlin Creek property contains a measured and indicated mineral resource estimated at 11 million ounces of gold, and an inferred mineral resource estimated at 14.3 million ounces of gold, making it one of the largest undeveloped gold resources in North America. Further information on tonnes and grade can be found on the Company’s website at www.novagold.net/s/projectresources.asp. The Company's 70% interest in Donlin Creek is held through a joint venture with Placer Dome. Placer Dome became manager of the joint venture effective November 2002 and can earn an additional 40% interest (bringing its total to 70% interest) in the joint venture by expending a minimum of US$32 million on the property, completing a bankable feasibility study and making a positive construction decision on or before November 2007. A bankable feasibility study is a comprehensive analysis and assessment of a project economics used by the banking industry for financing purposes.

About NovaGold

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is rapidly advancing three of North America's largest undeveloped gold and copper deposits: the Galore Creek copper-gold-silver project, the Donlin Creek gold project in partnership with Placer Dome, the Ambler project in partnership with Rio Tinto, as well as the Company's Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold has 72.9 million shares outstanding, is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at www.novagold.net.

For more information contact:

Greg Johnson, Vice President,
Corporate Communications and Strategic Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA, Senior VP & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

Table 1. Summary of Significant Composited Intervals – 2005 Donlin Creek Infill Drilling
Higher Grade Intervals >4.0 g/t Highlighted in Bold. All significant intervals use a 1 g/t Au cut-off with a maximum of 2 continuous internal waste samples and a minimum grade thickness interval of 10 gram meters for internal composites. Holes marked with * ended in mineralization.

Drill Hole	From (m)	To (m)	Width (m)	Au (g/t)
DC05-1018	31.00	54.56	23.56	2.84
	70.00	98.00	28.00	1.27
	123.50	152.30	28.80	4.15
	170.00	208.00	38.00	2.52
	236.86	263.00	26.14	2.63
	303.00	367.70	64.70	5.41
	398.68	427.00	28.32	5.88
	433.00	473.00	40.00	2.35
Total			277.52	3.59
DC05-1019	3.05	29.00	25.95	3.68
	143.00	153.00	10.00	1.90
	184.00	193.00	9.00	4.05
	253.65	285.00	31.35	3.67
Total			76.30	3.49
DC05-1020	3.66	9.75	6.09	15.40
	71.00	73.90	2.90	6.75
	83.40	90.62	7.22	3.93
	171.75	188.00	16.25	2.02
	206.00	228.00	22.00	2.63
	244.00	274.22	30.22	1.51
Total			84.68	3.28
DC05-1028*	11.00	33.00	22.00	2.74
	72.54	81.00	8.46	2.00
	142.00	176.00	34.00	2.88
	192.64	206.21	13.57	2.86
	261.76	268.00	6.24	2.83
	282.66	302.67	20.01	1.35
Total			104.28	2.48
DC05-1029	5.00	25.00	20.00	1.19
	35.00	45.00	10.00	1.27
	73.00	81.00	8.00	1.25
	161.00	174.56	13.56	2.43
	183.00	191.00	8.00	2.64
	197.00	215.00	18.00	5.20
	243.00	273.00	30.00	3.41
	283.00	299.00	16.00	1.88
Total			123.56	2.64
DC05-1030	38.04	64.00	25.96	3.65
Total			25.96	3.65
DC05-1032	39.01	51.00	11.99	1.11
	82.00	96.00	14.00	1.22
	108.00	114.00	6.00	1.70
	220.00	228.00	8.00	5.19
	281.00	320.53	39.53	3.09
	334.00	338.00	4.00	8.05
Total			94.37	2.62
DC05-1033	96.00	100.00	4.00	3.74
	112.00	123.00	11.00	2.55
	164.00	169.00	5.00	3.28
	278.00	348.00	70.00	7.39
Total			90.00	6.41

Drill Hole	From (m)	To (m)	Width (m)	Au (g/t)
DC05-1035	134.00	156.00	22.00	3.55
	183.53	219.00	35.47	3.45
	226.00	234.48	8.48	5.29
	249.00	267.00	18.00	8.06
Total			95.95	4.24
DC05-1036	93.67	99.00	5.33	3.72
	147.00	160.38	13.38	3.67
	173.29	207.00	33.71	3.13
Total			52.42	3.33
DC05-1037*	45.00	65.00	20.00	4.15
	212.96	222.80	9.84	12.65
Total			29.84	6.95
DC05-1038	148.00	166.91	18.91	1.63
	189.00	197.69	8.69	2.06
	211.00	233.00	22.00	1.35
	243.00	261.00	18.00	1.59
	267.00	275.00	8.00	2.36
Total			75.60	1.67
DC05-1039	88.00	92.00	4.00	3.55
	104.00	108.00	4.00	2.83
	248.00	277.95	29.95	3.21
Total			37.95	3.20
DC05-1063	0.00	16.12	16.12	3.62
	32.00	44.00	12.00	16.30
	175.28	196.00	20.72	7.90
	201.00	222.08	21.08	6.31
	228.65	240.00	11.35	5.22
	283.85	288.00	4.15	6.99
	296.00	314.00	18.00	3.03
Total			103.42	6.71
DC05-1064*	22.83	36.00	13.17	5.12
	126.00	146.00	20.00	1.81
	186.00	200.00	14.00	2.03
	221.34	230.00	8.66	3.08
	240.00	248.41	8.41	2.40
Total			73.39	2.59
DC05-1065*	4.75	34.00	29.25	2.27
	90.00	103.91	13.91	10.00
	109.41	122.24	12.83	1.61
	124.43	125.33	0.90	15.47
	128.00	153.00	25.00	10.15
	159.33	189.00	29.67	7.06
	235.59	301.55	65.96	5.76
	333.00	356.00	23.00	2.04
	380.00	437.69	57.69	2.77
Total			258.21	5.00
DC05-1067	204.00	294.59	90.59	1.82
	302.00	390.00	88.00	4.07
Total			178.59	2.93
DC05-1068	92.80	115.00	22.20	2.70
	121.00	149.23	28.23	4.47
	206.00	216.00	10.00	7.81
Total			60.43	4.37
DC05-1069	6.00	42.00	36.00	3.43
	160.00	188.00	28.00	2.85
	272.00	282.00	10.00	1.96
Total			74.00	3.01

Drill Hole	From (m)	To (m)	Width (m)	Au (g/t)
DC05-1070	44.00	68.00	24.00	2.32
	103.73	124.40	20.67	1.58
	196.28	209.50	13.22	1.77
Total			57.89	1.93
DC05-1071	51.34	82.00	30.66	6.12
	104.00	128.00	24.00	1.22
Total			54.66	3.97
DC05-1072	52.00	79.00	27.00	1.99
	104.00	110.00	6.00	2.61
	130.00	150.00	20.00	2.79
Total			53.00	2.36
DC05-1073	8.37	16.00	7.63	5.83
	52.00	68.00	16.00	2.88
	112.00	118.00	6.00	3.19
	149.81	160.00	10.19	2.61
Total			39.82	3.42
DC05-1074	0.00	9.00	9.00	1.63
	136.00	140.31	4.31	3.23
	198.00	210.00	12.00	4.43
	236.82	246.70	9.88	2.40
Total			35.19	3.00
DC05-1075	69.28	105.00	35.72	3.44
Total			35.72	3.44
DC05-1076	116.53	129.53	13.00	2.94
	153.00	180.00	27.00	2.55
	189.00	196.00	7.00	3.50
Total			47.00	2.80
DC05-1078	67.73	79.00	11.27	1.60
	90.00	102.00	12.00	3.93
	146.00	152.00	6.00	7.86
Total			29.27	3.84
DC05-1081	108.27	112.00	3.73	4.53
	135.14	162.00	26.86	9.98
Total			30.59	9.32
DC05-1082	112.83	138.00	25.17	3.52
	147.00	156.00	9.00	3.17
Total			34.17	3.43
DC05-1087	73.83	104.00	30.17	3.74
Total			30.17	3.74
DC05-1088	35.00	67.00	32.00	2.73
	94.94	113.00	18.06	3.39
	121.00	133.00	12.00	3.48
	179.00	205.00	26.00	1.71
Total			88.06	2.67
DC05-1090	146.57	168.00	21.43	3.07
	180.00	190.00	10.00	5.04
	196.07	200.00	3.93	4.49
	206.00	215.00	9.00	1.86
Total			44.36	3.40
DC05-1091	60.00	68.00	8.00	5.17
	72.00	150.00	78.00	2.06
Total			86.00	2.35
DC05-1094*	49.00	59.00	10.00	2.11
	80.00	101.00	21.00	7.36
	111.56	141.73	30.17	2.08
Total			61.17	3.90

Drill Hole	From (m)	To (m)	Width (m)	Au (g/t)
DC05-1095*	30.00	39.00	9.00	4.62
	86.00	92.00	6.00	2.01
	98.00	110.00	12.00	1.31
	124.00	139.96	15.96	2.88
	171.00	179.83	8.83	1.24
Total			51.79	2.44
DC05-1096*	66.00	88.00	22.00	3.28
	121.00	132.28	11.28	2.41
Total			33.28	3.00
DC05-1097	34.00	76.74	42.74	4.36
	82.00	93.35	11.35	3.69
Total			54.09	4.22
DC05-1098	144.00	164.00	20.00	4.58
	176.00	188.26	12.26	4.14
	280.00	289.16	9.16	2.31
Total			41.42	3.94
DC05-1099	14.50	24.00	9.50	1.60
	153.00	167.00	14.00	2.63
	173.00	177.50	4.50	5.63
	185.33	189.60	4.27	2.92
	201.00	211.00	10.00	5.39
	217.00	233.00	16.00	4.46
	253.00	257.00	4.00	3.16
	271.00	275.00	4.00	6.86
	281.00	293.00	12.00	1.82
Total			78.27	3.54
DC05-1101	65.00	69.00	4.00	5.40
	129.00	155.00	26.00	2.68
	172.00	185.00	13.00	3.74
	230.00	237.00	7.00	5.47
Total			50.00	3.56
DC05-1102	238.00	272.00	34.00	5.36
	278.00	286.89	8.89	3.10
	292.00	302.00	10.00	3.20
	354.00	413.43	59.43	2.72
	446.00	452.00	6.00	3.00
Total			118.32	3.56
DC05-1103	7.45	14.00	6.55	2.17
	102.00	124.00	22.00	2.63
	146.00	152.00	6.00	3.74
	315.00	321.00	6.00	3.31
Total			40.55	2.82
DC05-1104	46.99	91.00	44.01	3.99
	139.00	144.78	5.78	6.32
	169.99	176.00	6.01	11.00
	198.00	207.00	9.00	5.36
	276.00	288.00	12.00	1.47
Total			76.80	4.48
DGT05-1017	74.00	78.00	4.00	4.70
	114.74	118.00	3.26	13.29
	152.00	158.00	6.00	5.65
	367.00	371.00	4.00	10.86
Total			17.26	8.08

Note: Composite intervals are calculated based on drill hole data provided by Placer Dome. True widths have not been determined for the above intercepts but are believed to be representative of actual drill thicknesses.